SHARPE RESOURCES CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02049270

August 1, 2002

RECEIVED
AUG 12 2002
SEC MAIL PROCESSING SECTION WASH. D.C.
154

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

SUPPL

Re: Exemption No. 82-4009

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended June 30th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: J. Allan Ringler

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

JAR/cd

Encl.

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SHARPE RESOURCES CORPORATION
Form 51-901F
June 30, 2002

Issuer Details

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT MM/DD/YY
SHARPE RESOURCES CORPORATION			June 30, 2002	July 22, 2002
ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
ROLAND M. LARSEN			DIRECTOR	(804) 580-8107
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N.A.		N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"ROLAND M. LARSEN"	"ROLAND M. LARSEN"	July 23, 2002
"WILLIAM N. VIA"	"WILLIAM N. VIA"	July 23, 2002
"GARY SUGAR"	"GARY SUGAR"	July 23, 2002

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Petroleum and natural gas operations	$ 24,228	$ 94,910	$ 32,313	$ 1,274,227
Expenses				
Operating	1,315	83,489	1,409	185,528
Depletion and amortization	198	-	395	198,757
General and administration	81,574	372,423	209,351	498,917
Legal and audit	(7,318)	31,511	(3,261)	75,710
Interest	13,306	(12,258)	13,306	149,250
	89,075	475,165	221,200	1,108,162
Income (loss) before the following:	(64,847)	(380,255)	(188,887)	166,065
Gain on settlement of debt (Note 8)	6,428	-	144,841	-
Debenture issue costs written off	-	68,960	-	68,960
Bankruptcy costs	-	(218,769)	-	(218,769)
Income (loss) for the period	(58,419)	(530,064)	(44,046)	16,256
DEFICIT, beginning of period	(11,374,591)	(8,509,604)	(11,388,964)	(9,055,924)
DEFICIT, end of period	$ (11,433,010)	$ (9,039,668)	$ (11,433,010)	$ (9,039,668)
Basic and fully diluted income (loss) per share (Note 6)	$ (0.0018)	$ (0.0162)	$ (0.0013)	$ 0.0005

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (58,419)	$ (530,064)	$ (44,046)	$ 16,256
Depletion and amortization	198	-	395	198,757
Debenture costs written off and bankruptcy costs	-	149,809	-	149,809
Gain on settlement of debt	(6,428)	-	(144,841)	-
Changes in non-cash working capital items	(78,677)	(541,868)	149,412	(199,943)
Advances from related parties	323	(459,292)	2,083	(459,292)
	(143,003)	(1,381,415)	(36,997)	(294,413)
FINANCING ACTIVITIES				
Reduction in debt	(25,190)	(2,123,057)	(117,654)	(2,738,414)
Common shares issued	-	33,025	-	33,025
Loan facility	-	(691,865)	-	(691,865)
	(25,190)	(2,781,897)	(117,654)	(3,397,254)
INVESTING ACTIVITIES				
Petroleum and natural gas properties	-	4,147,575	-	4,085,153
Change in cash and cash equivalents	(168,193)	(15,737)	(154,651)	393,486
Cash and cash equivalents, beginning of period	343,042	739,007	329,500	329,784
Cash and cash equivalents, end of period	$ 174,849	$ 723,270	$ 174,849	$ 723,270
Supplementary Information				
Interest paid	$ 6,653	$ 149,250	$ 6,653	$ 149,250

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Second Quarter Ended June 30, 2002

(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual audited financial statements, except for the following:

STOCK BASED COMPENSATION

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock based compensation and other stock based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for stock options. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2002 is not indicative of the results that may be expected for the full year ending December 31, 2002.

2. STOCK OPTIONS

At June 30, 2002, the Corporation had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
1,206,000	0.15	August 6, 2002
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
115,000	0.10	May 16, 2007
3,245,000		

3. WARRANTS

At June 30, 2002, the Corporation had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE $	EXPIRY DATE
500,000	1.00	May 12, 2004

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if its more likely than not the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2001 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

(Expressed in United States Dollars)

6. BASIC AND FULLY DILUTED INCOME (LOSS) PER SHARE

The income (loss) per share is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and exercise of stock options was not included in the calculation because the calculation was either anti-dilutive or the market price of the Corporation's shares was less than the exercise and conversion price of the stock options and warrants.

7. STOCK OPTION COMPENSATION ADJUSTMENT

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 700%; risk-free interest rate of 4.25% and an expected average life of 3.11 years.

Net loss for the six months ended June 30, 2002	$	(44,046)
Unrecorded stock option compensation adjustment		55,150
Pro forma net loss for the six months ended June 30, 2002	$	(99,196)
Basic and fully diluted loss per share - Pro-forma	$	(0.003)

8. GAIN ON SETTLEMENT OF DEBT

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption.

As of June 30, 2002, the Company has settled debt with the given discount and incurred a gain of $144,841.

SHARPE RESOURCES CORPORATION

Supplement to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Second Quarter Ended June 30, 2002

(Unaudited)

As of July 22, 2002, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE $	EXPIRY DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
1,206,000	0.15	August 6, 2002
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
115,000	0.10	May 16, 2007
3,245,000		

SHARPE RESOURCES CORPORATION
Form 51-901F, Schedule B: Supplementary Information
June 30, 2002
(Expressed in United States Dollars)

For the current year-to-date period

1. Analysis of expenses and other items

EXPENSES AND OTHER ITEMS

	$
Transfer agent and filing fees	3,053
Shareholder Information	4,217
Travel	6,079
Repairs and maintenance	50,410
Office and general	8,226
Legal & audit	(3,261)
Bank charges	273
Depletion and amortization	395
Telephone	3,606
Accounting and corporate services	10,952
Promotion and public relations	945
Consulting fees	1,000
Insurance	14,927
Well workover	24,999
Misc	1,776
Expense Recovery	(3,338)
Salaries	80,485
Foreign exchange	1,741
Interest	13,306
Production costs	1,409
	221,200

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
08-May-02	600,000	Roland Larsen	0.10	08-May-07
13-May-02	400,000	Roland Larsen	0.10	13-May-07
13-May-02	600,000	Kimberly Larsen	0.10	13-May-07
16-May-02	115,000	Gary Sugar	0.10	16-May-07

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

33,184,803 common shares with a value of $10,921,861

(c) Summary of options and warrants at period end

Options

See Note 2 in the June 30, 2002 unaudited quarterly financial statements

Warrants

See Note 3 in the June 30, 2002 unaudited quarterly financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Roland M. Larsen
Keith Bullen
Kimberly Larsen-Koerner
William N.Via
Grahame Notman
Gary Sugar

SHARPE RESOURCES CORPORATION

Management Discussion & Analysis

June 30, 2002

Description of Business

Sharpe Resources Corporation (the "Company") is a Houston, Texas based, Canadian natural resource company engaged in oil and gas exploration and production in the US. The oil and gas production assets are in a wholly owned U.S. subsidiary, Sharpe Energy Company. Sharpe corporate offices are located at 909 Fannin St., Suite 1450, Houston, Texas, 77010.

Discussion of Operations and Financial Condition

These remarks should be read in conjunction with the December 31, 2001 audited financial statements and the June 30, 2002 unaudited quarterly financial statements.

Sharpe has spent almost 7 years in the US oil and gas business with mixed results. The near-term future of the Company's activities in this sector is not encouraging for several reasons. The high commodity prices for oil and gas products in the US has made it difficult for the Company to grow through acquisition of quality US oil and gas assets. The high cost of good quality properties in this market is disproportionate to what the lending institutions are able to lend for such assets requiring a much larger equity investment to secure good assets. This situation is not beneficial to a company that is attempting to replace properties that were sold in early 2001 at the peak of the natural gas market.

As a result of the conditions that exist in the oil and gas sector for the Company the decision has been made by the management to evaluate opportunities for the Company outside of the oil and gas industry. The Company is studying several options with regard to future activities within and outside of the natural resources business where management believes better opportunities exist to create value for the corporation and increase shareholder value.

Shares issued

No shares were issued during the period.

SHARPE RESOURCES CORPORATION

Management Discussion & Analysis

June 30, 2002

Liquidity and Solvency

The Company has working capital of $168,170 compared to $474,316 at the beginning of the year. The Company is now cash flow positive due to the sale of the Matagorda gas properties in the previous year. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

At June 30, 2002, the Company had cash of $174,849.

Net loss for the quarter ended June 30, 2002 was $44,046 compared to income of $16,256 the year before.

Basic and diluted loss per share is $0.0013 for the quater ended June 30, 2002.

As of June 30, 2002, accounts payable and accrued liabilities of $49,331 were outstanding.

Management Synopsis

Sharpe Resources Corporation is a Texas based oil and gas exploration and production company. All of the oil and gas assets are located in Texas and are held in a wholly owned US subsidiary, Sharpe Energy Company.

The Company's shares are listed on the Canadian Ventures Exchange CDNX:SHO. The common shares are traded in the United States on the National Quotation Bureau's "Pink Sheets" SHGPF. At June 30, 2002, Sharpe had 33,184,803 shares outstanding.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 174,849	$ 329,500
Receivables	77,254	229,557
Inventory	-	6,972
	252,103	566,029
Office equipment	3,554	3,949
	$ 255,657	$ 569,978
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables and accruals	$ 49,331	$ 59,194
Advances from related parties	34,602	32,519
	83,933	91,713
Future site restoration and abandonment costs	13,500	13,500
Long-term debt	669,373	931,868
	766,806	1,037,081
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued - 33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,433,010)	(11,388,964)
	(511,149)	(467,103)
	$ 255,657	$ 569,978

Responsibility for Financial Statements

The accompanying financial statements for Sharpe Resources Corporation have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2001 audited financial statements and the June 30, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.